August 19, 2010
Linda Van Doorn,
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Merriman Curhan Ford Group Inc.
Form 10K/A for the Year Ended December 31, 2009 Form 10-Q for the period Ended March 31, 2010 File No. 1-15831

Dear Ms. van Doorn,

This letter is in response to the comments received from the Staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) by letter dated August 9, 2010 (“Comment Letter”) to Merriman Curhan Ford Group Inc. (the “Company”).

The comments from the Comment Letter are repeated in bold font below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.

On behalf of the Company, the following are our responses to the Staff’s comments:

Form 10-K for the Year Ended December 31, 2009, Note 10. Sale of a Component of an Entity, page 82

1.
We note your response to prior comment 4. Please further describe the compensation arrangement for services provided to ICD. Specifically, tell us what factors are included in the “level of services” provided that influenced the amount of the fee received and further describe how you determined that you had the risks and rewards of a principal in the ICD transactions. In this regard, please clarify where you or ICD assumed the risks or rewards related to pricing, customer acceptance of services provided, and credit risk related to customer payments.

The Company has continued to provide administrative and IT services to ICD subsequent to the sale under a service agreement. The Company charged ICD based on the level of services provided subject to an initial minimum of $12,000 per month which was subsequently reduced to $9,000 per month due to reduction in services provided. At the time ICD stopped using the Company’s office space (which caused a reduction in services provided),  the monthly minimum fee was reduced to $9,000 per month. IT services were charged on a predetermined hourly rate and varied based on actual hours of support provided. The total monthly fees during the year ended December 31, 2009 varied based on the level of services provided and ranged between $10,000 to $22,000 per month.

Although this service arrangement was a factor considered in the evaluation of gross vs. net reporting in accordance with ASC 605-45, this was not the sole consideration for management’s conclusion of gross reporting.

ICD was sold to group of investors who were also employees of the Company. To assist in the transition of the operation to the new owners, ICD LLC, the Company provided substantial administrative services. As a part of this continuing service, the Company sold the ICD product directly to the end customers. Moreover, all of ICD’s staff were employees of the Company.  ICD LLC did not have any direct employees who supported ICD operation.  The Company created and supported the ICD services through the Company’s employees and vendors. The Company sold the services  and collected cash subsequent to the sale. The Company paid out employees and vendors; no material amount of payment was remitted to ICD LLC by the Company.

600 California Street, 9th Floor  ■  San Francisco, CA 94108
(415) 248-5600 Main  ■  (415) 274-5691 Fax
NASDAQ: MERR

Furthermore, the Company determined that the services provided were significant to the extent that ICD LLC would not have been able to sustain ICD operations without the Company’s involvement. Since the Company had such an extensive role in the ICD operation, the Company determined that the Company has significant exposure to risk arising from ICD operation even though the rewards were comparatively nominal. The Company, due to its significant involvement as well as the risk exposure, determined in accordance with ASC 605-45 that the Company should be treated as principal in relation to ICD transactions.  Specifically, we note the following indicators were present to support that the Company was the principal in the ICD transactions:

•	The Company was the primary obligor in the arrangement – (Only the Company sold ICD product, and as such all customers were customers of the Company).
•
The Company had latitude in establishing price – (Employees supporting ICD operation determined/established prices; and these employees were the Company’s employees as such the Company determined the pricing).

•
The Company performed part or all of the service - (Employees and vendors supporting ICD operation were employees and vendors of the Company.  Thus the Company through its employees and vendors performed all services to support ICD operations.).

•
The company was involved in the determination of product or service specifications-( Employees supporting ICD operation determined product or service specifications; thus the Company through its employees  determined the product or service specifications).

•	The amount that the Company earned was not fixed – (MCF fees varied based on the level of services provided on a monthly basis, as discussed above).
•	The company had credit risk— The Company has limited credit risk; the company has ability to pass on the most credit losses.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  Peter V. Coleman

Peter V. Coleman
Chief Financial Officer
Merriman Curhan Ford Group, Inc.

2
600 California Street, 9th Floor  ■  San Francisco, CA 94108
(415) 248-5600 Main  ■  (415) 274-5691 Fax
NASDAQ: MERR